SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 30, 2002

Date of Earliest Event Reported: January 16, 2002

Probook, Inc.
(Exact Name of Registrant as Specified in its Charter)

(Former Name of Registrant)

California	33-0786687
(State of Organization)	(I.R.S. Employer Identification No.)

Commission File Number   000-31971

1423 West Bernardo Court, Suite 100
San Diego, CA 92127
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code)   (858) 675-4445

(Former Name and Address of Registrant)

ITEM 1.   CHANGES IN CONTROL OF REGISTRANT.
            None

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS.
            None

ITEM 3.   BANKRUPTCY OR RECEIVERSHIP.
            None

ITEM 4.   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.
            None

ITEM 5.   OTHER EVENTS.
Probook Inc. has received and accepted the resignation of David Spoon as a President of the company. This resignation is effective January 16, 2002.

Probook Inc. has received and accepted the resignation of Mary Writer as Secretary of the company. This resignation is effective January 16, 2002.

Jeffrey Chatfield will act as interim President, Secretary and Treasurer until suitable candidates can be found or until the next shareholders meeting. His acceptance as interim President, Secretary and Treasurer was approved by the Board and is effective as of January 16, 2001.

ITEM 6.   RESIGNATION OF REGISTRANT'S DIRECTORS.
Probook Inc. has received and accepted the resignation of David Spoon as a director of the company. This resignation is effective January 16, 2002.

The resignation is not the result of any disagreement with Probook Inc. on any matter relating to the operations, policies or practices of the company.

 Probook Inc. has received and accepted the resignation of Mary Writer as a director of the company. This resignation is effective January 16, 2002.

The resignation is not the result of any disagreement with Probook Inc. on any matter relating to the operations, policies or practices of the company.

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.
None.

ITEM 8.   CHANGE IN FISCAL YEAR.
None.

ITEM 9.   SALE OF EQUITY SECURITIES PURSUANT TO REGULATION S.
None.

SIGNATURES
        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be singed on its behalf by the undersigned hereunto duly authorized.

                                        Probook, Inc.

                                        /s/ Jeffrey Chatfield
                                        By: Jeffrey Chatfield
                                        President, Secretary and Director
Date: January 30, 2002